Exhibit 17.1 Departure of Director

April 30, 2015

The Board of Directors
Seychelle Environmental Technologies, Inc.

Gentlemen:

This is let you know that effective today, I am retiring from both the Board of Directors as Secretary and my Officer position as CEO at Seychelle.

I have enjoyed working with all of the people at Seychelle and the challenges we have faced over the past 10 years that I have been with the Company.  Now is the time to do some traveling with my wife, enjoy being a grandfather more, playing more golf and just enjoying life. I may even do some consulting.

Regards,

/s/ Richard C. Parsons

Richard C. Parsons